# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Incorporated, CIK 0001820566
CUSIP: 45791E107
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/09/2024
Amends the filing with accession number 0000950103-24-012337
Filed by CIK 0001939800
Persons authorized to receive notices and communications: Payam Zamani, 1820 Bonanza Street, Walnut Creek, California (CA), 94596, 925-983-3401

## Reporting persons
- One Planet Group LLC (CIK 0001939800): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,416,143; shared voting power 0; sole dispositive power 7,346,143; shared dispositive power 0; aggregate amount beneficially owned 7,416,143 (51.3% of the class)
  Comment: Aggregate amount of beneficially owned shares represents a total of (i) 70,000 shares of Class A common stock held in the name of a family member of Mr. Payam Zamani over which One Planet Group LLC has sole voting power, plus (ii) 728,863 shares of Class A common stock purchased by One Planet Group LLC on December 9, 2024 pursuant to the option (the 'Option') provided for in the Investment Agreement (as defined below), as amended, plus (iii) warrants to purchase up to 728,863 additional shares of Class A common stock received by One Planet Group LLC pursuant to the Option, plus (iv) 1,580,180 shares of Class A common stock purchased by One Planet Group LLC on September 13, 2024 in the Tranche 2 Purchase (as defined below), plus (v) warrants to purchase up to 2,915,451 shares of Class A common stock received by One Planet Group LLC on September 13, 2024 in the Tranche 2 Purchase, plus (vi) 1,215,271 shares of Class A common stock held by One Planet Group LLC and an affiliated entity (the 'Affiliated Entity') controlled by One Planet Group LLC after the Tranche 1 Purchase (as defined below) was consummated on August 13, 2024, plus (v) 177,515 shares of Class A common stock issued to One Planet Group on December 16, 2024 pursuant to the Guarantee Fee, as amended (described below). The total in Row 11 excludes 50,000 shares of Class A common stock transferred on August 13, 2024, for no additional consideration, to certain persons affiliated with Mr. Zamani over which neither Mr. Zamani nor One Planet Group LLC exercises voting or dispositive power. Mr. Zamani is the President and CEO of One Planet Group LLC. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by One Planet Group LLC and the Affiliated Entity. As a result, a total of (w) 3,401,829 shares of Class A common stock and (x) warrants to purchase up to 3,644,314 shares of Class A common stock may be deemed to be directly beneficially owned by One Planet Group LLC and indirectly beneficially owned by Mr. Zamani, while (y) the 300,000 shares of Class A common stock held by the Affiliated Entity and (z) the 70,000 shares of Class A common stock held in the name of a family member of Mr. Zamani with respect to which One Planet Group LLC has sole voting power may be deemed to be indirectly beneficially owned by both One Planet Group LLC and Mr. Zamani.
  Percent of class ownership is calculated based on the total of 10,815,266 shares of Class A common stock outstanding as of October 29, 2024, as disclosed in the Issuer's prospectus filed with the Securities and Exchange Commission on December 5, 2024.
- Payam Zamani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,416,143; shared voting power 0; sole dispositive power 7,346,143; shared dispositive power 0; aggregate amount beneficially owned 7,416,143 (51.3% of the class)
  Comment: Aggregate amount of beneficially owned shares represents a total of (i) 70,000 shares of Class A common stock held in the name of a family member of Mr. Payam Zamani over which One Planet Group LLC has sole voting power, plus (ii) 728,863 shares of Class A common stock purchased by One Planet Group LLC on December 9, 2024 pursuant to the option (the 'Option') provided for in the Investment Agreement (as defined below), as amended, plus (iii) warrants to purchase up to 728,863 additional shares of Class A common stock received by One Planet Group LLC pursuant to the Option, plus (iv) 1,580,180 shares of Class A common stock purchased by One Planet Group LLC on September 13, 2024 in the Tranche 2 Purchase (as defined below), plus (v) warrants to purchase up to 2,915,451 shares of Class A common stock received by One Planet Group LLC on September 13, 2024 in the Tranche 2 Purchase, plus (vi) 1,215,271 shares of Class A common stock held by One Planet Group LLC and an affiliated entity (the 'Affiliated Entity') controlled by One Planet Group LLC after the Tranche 1 Purchase (as defined below) was consummated on August 13, 2024, plus (v) 177,515 shares of Class A common stock issued to One Planet Group on December 16, 2024 pursuant to the Guarantee Fee, as amended (described below). The total in Row 11 excludes 50,000 shares of Class A common stock transferred on August 13, 2024, for no additional consideration, to certain persons affiliated with Mr. Zamani over which neither Mr. Zamani nor One Planet Group LLC exercises voting or dispositive power. Mr. Zamani is the President and CEO of One Planet Group LLC. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by One Planet Group LLC and the Affiliated Entity. As a result, a total of (w) 3,401,829 shares of Class A common stock and (x) warrants to purchase up to 3,644,314 shares of Class A common stock may be deemed to be directly beneficially owned by One Planet Group LLC and indirectly beneficially owned by Mr. Zamani, while (y) the 300,000 shares of Class A common stock held by the Affiliated Entity and (z) the 70,000 shares of Class A common stock held in the name of a family member of Mr. Zamani with respect to which One Planet Group LLC has sole voting power may be deemed to be indirectly beneficially owned by both One Planet Group LLC and Mr. Zamani.
  Percent of class ownership is calculated based on the total of 10,815,266 shares of Class A common stock outstanding as of October 29, 2024, as disclosed in the Issuer's prospectus filed with the Securities and Exchange Commission on December 5, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Name of issuer: Inspirato Incorporated
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D filed by the Reporting Persons on August 16, 2024, as amended on September 16, 2024 and September 30, 2024 (the 'Initial Schedule 13D'), is amended and supplemented as follows:
The Reporting Persons are deemed to beneficially own an aggregate of 7,416,143 shares of Class A common stock (consisting of 3,771,829 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock) as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Class A common stock consisted solely of the working capital of One Planet Group LLC.
On August 12, 2024, Inspirato Incorporated (the 'Company') entered into an investment agreement (the 'Investment Agreement') with One Planet Group LLC relating to the issuance and sale to One Planet Group LLC of (i) 1,335,271 shares of Class A common stock of the Company for an aggregate purchase price of $4,579,980 (such transaction, the 'Tranche 1 Purchase') and (ii) 1,580,180 shares of Class A common stock for an aggregate purchase price of $5,420,020 and accompanying warrants to purchase up to 2,915,451 shares of Class A common stock (such transaction, the 'Tranche 2 Purchase'). The Tranche 1 Purchase was consummated on August 13, 2024, and the Tranche 2 Purchase was consummated on September 13, 2024. The Investment Agreement was amended on August 30, 2024.
On September 29, 2024, a family member of Mr. Payam Zamani agreed to grant to One Planet Group LLC sole voting power with respect to the 70,000 shares of Class A common stock held by such family member of Mr. Zamani (the 'Additional Voting Shares'), as of the date of such agreement and until the date on which the Company's next annual meeting is held. Accordingly, as of September 29, 2024, One Planet Group LLC and Mr. Zamani were deemed to beneficially own the Additional Voting Shares. One Planet Group LLC and Mr. Zamani were deemed to beneficially own the Additional Voting Shares.
The Investment Agreement, as amended, provides One Planet Group LLC with an option (the 'Option') to purchase (i) up to 728,863 additional shares of Class A common stock and (ii) warrants to purchase an additional 728,863 shares of Class A common stock for up to an aggregate purchase price of $2,500,000, where the purchase price for each share of Class A common stock will be the same per share purchase price as in the Tranche 1 Purchase and where the Company will deliver a number of warrants equal to the number of shares of Class A common stock being purchased as part of the Option. On December 9, 2024, One Planet Group LLC delivered notice of its election to exercise the Option in full. The closing of the Option exercise occurred on December 9, 2024.
In connection with a Lease Termination and Surrender Agreement, dated as of August 12, 2024, between the Company and a third party, One Planet Group LLC agreed to act as the guarantor of the termination fee owed by the Company for a fee of $600,000, to be paid to One Planet Group LLC in six equal monthly installments beginning in January 2025 (the 'Guarantee Fee'). On December 11, 2024, the Board of Directors of the Company approved an amendment to the payment terms of the Guarantee Fee pursuant to which the Company issued 177,515 shares of Class A common stock to One Planet Group LLC on December 16, 2024 in lieu of cash.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial Schedule 13D is amended and supplemented as follows:
As of the date hereof, the aggregate number of shares of Class A common stock beneficially owned by the Reporting Persons is 7,416,143 shares of Class A common stock, consisting of 3,771,829 shares of Class A common stock (which includes 300,000 shares of Class A common stock held by the Affiliated Entity and 70,000 shares of Class A common stock held by a family member of Mr. Zamani) and warrants to purchase up to 3,644,314 shares of Class A common stock. Mr. Zamani is the President and CEO of One Planet Group LLC. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by One Planet Group LLC and its affiliates. As a result, a total of (w) 3,401,829 shares of Class A common stock and (x) warrants to purchase up to 3,644,314 shares of Class A common stock may be deemed to be directly beneficially owned by One Planet Group LLC and indirectly beneficially owned by Mr. Zamani, while (y) the 300,000 shares of Class A common stock held by the Affiliated Entity and (z) the 70,000 shares of Class A common stock held in the name of a family member of Mr. Zamani with respect to which One Planet Group LLC has sole voting power may be deemed to be indirectly beneficially owned by both One Planet Group LLC and Mr. Zamani.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial Schedule 13D is amended and supplemented as follows:
The number of shares of Class A common stock as to which the Reporting Persons have is as follows: (i) sole power to vote or direct the vote of 7,416,143 shares of Class A common stock (consisting of 3,771,829 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock); (ii) shared power to direct the vote 0 shares of Class A common stock; (iii) sole power to dispose or direct the disposition of 7,346,143 shares of Class A common stock (consisting of 3,701,829 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock); and (iv) shared power to dispose or direct the disposition of 0 shares of Class A common stock.

## Signatures
- One Planet Group LLC: /s/ Payam Zamani, Payam Zamani, President and CEO (12/17/2024)
- Payam Zamani: /s/ Payam Zamani, Payam Zamani (12/17/2024)